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                           DEGOLYER AND MACNAUGHTON
                              ONE ENERGY SQUARE
                             DALLAS, TEXAS 75206





                                LETTER REPORT
                                      ON
                           CERTAIN SULPHUR RESERVES
                                   OWNED BY
                           PENNZOIL SULPHUR COMPANY
                                    AS OF
                               JANUARY 1, 1994
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                            DEGOLYER AND MACNAUGHTON
                               ONE ENERGY SQUARE
                              DALLAS, TEXAS 75206



                                February 4, 1994



Pennzoil Sulphur Company
Pennzoil Place
P. O. Box 2967
Houston, Texas 77252-2967

Gentlemen:

         Pursuant to your request, we have prepared estimates, as of January 1, 1994, of the sulphur reserves of certain properties owned by Pennzoil Sulphur Company, hereinafter referred to as the "Company." The properties considered herein consist of producing interests in the Culberson Unit of the Company's Culberson sulphur mine in Culberson County, Texas. The Company is a division of the Pennzoil Company, hereinafter referred to as "Pennzoil."

         Measured reserves in this report are expressed as gross reserves and reserves net to the Company after deducting royalty and any other interests owned by others.

         Information used in the preparation of this report was obtained from the Company's files, from Pennzoil, from technical literature, and from our files. In our preparation of this report we have relied, without independent verification, upon information furnished by the Company and Pennzoil with respect to properties owned by the Company, production from such properties, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the sulphur properties was last made in December 1992.

         The sulphur quantities estimated in this report are classified as follows:

         Resource - A concentration of naturally occurring solid, liquid, or gaseous materials in or on the Earth's crust in such form and amount that economic extraction of a commodity from the concentration is currently
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DEGOLYER AND MACNAUGHTON


         or potentially feasible. Identified resources include economic, marginally economic, and subeconomic components that can be subdivided into measured, indicated, and inferred categories to reflect varying degrees of geologic certainty.

         Reserves - That portion of the identified resource that could be economically and legally extracted or produced at the time of determination. The term reserves need not signify that extraction facilities are in place and operative. Reserves include only recoverable materials.

         Measured - Quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and(or) quality are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of the resource are well established.

         Estimates of sulphur reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserve estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

         Sulphur reserves estimated in this report are expressed in 2,240-pound long tons. These estimates are based on assay and thickness data obtained from more than 1,600 core holes. Based on these data, volumes of net equivalent solid sulphur were calculated using manual and computer methods. Sulphur volumes for the Culberson mine properties represent those areas having 2 or more net equivalent feet of solid sulphur. A density factor of 2,500 long tons per acre-foot was used in converting volumes to weights. Sulphur is recovered through the Frasch mining process.

         The Broaddus Tract reserves, which have been included in earlier reports, were depleted during 1992. For the Culberson Unit properties, recoverable sulphur was estimated at 80 percent of the original unit deposit volume for the main producing horizon and at 75 percent for the small, nonproducing deep horizon.

         The Culberson mine commenced production in September 1969, and during 1993 the Culberson Unit produced 655,178 long tons of sulphur.